CPI AEROSTRUCTURES, INC.

91 Heartland Blvd.

Edgewood, NY 11717

September 25, 2012

Loan Lauren P. Nguyen

Special Counsel

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	CPI Aerostructures, Inc.
Form 10-K or the year ended December 31, 2011
Filed March 14, 2012
File No.: 001-11398

Dear Ms. Nguyen:

CPI Aerostructures, Inc. (the “Company”) responds as follows to the Staff’s comment letter, dated September 11, 2012, relating to the above-captioned Form 10-K. Please note that, for the Commission Staff’s convenience, we have recited each of the Staff’s comments and provided the response to each comment immediately thereafter.

Form 10-K for Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors, page 9

1. In future filing, please revise the second and third sentences of the introductory paragraph to clarify that all material risks have been discussed. Only material risks should be discussed in the risk factors. If a risk is not deemed material, it should not be referenced in this section.

The Company acknowledges the Staff’s comment, and in future filings, will revise the introductory paragraph of Item 1A. Risk Factors accordingly.

We face risks relating to government contracts, page 10

2. We note your substantial dependence on contracts with the U.S. Air Force and armed forces. Please tell us what consideration you gave to specifically identifying and addressing in your risk factors and Management’s Discussion and Analysis the risks and uncertainties to you in the event that automatic defense spending cuts are triggered by the Budget Control Act of 2011 (commonly referred to as “sequestration”). If applicable, please revise, in future filings, the risk factor entitled, “We face risks relating to government contracts.”

Securities and Exchange Commission

September 25, 2012

While we believe that the above-referenced risk factor completely and accurately identifies the risks inherent in reliance on government contracts, including the uncertainty of funding for defense contracts in the future, we agree that specific reference to the Budget Control Act of 2011 will enhance our disclosure. Accordingly and to the extent still applicable, we will modify this risk factor in future filings to include a statement substantially similar to the following:

During 2011, the U.S. Government was unable to reach agreement on budget reduction measures required by the Budget Control Act of 2011 (the "Budget Act") passed by Congress. Unless Congress and the Administration take further action, the Budget Act will trigger automatic reductions in both defense and discretionary spending in January 2013 (commonly known as “sequestration”). While the impact of sequestration is yet to be determined, automatic across-the-board cuts would approximately double the $487 billion top-line reduction already reflected in the defense funding over a ten-year period, with a $52 billion reduction occurring in the government’s fiscal year 2013. The resulting automatic across-the-board budget cuts by sequestration would have significant adverse consequences for our industry. If sequestration is implemented, funding for programs in which we participate may be reduced, delayed or cancelled, which could have a material adverse effect on our business, financial condition and results of operations.

Signatures

3. In future filings, please include the signature of your principal accounting officer or controller in his or her individual capacity in the second signature block. To the extent a signatory is signing in more than one capacity, identify each capacity in which he or she is signing.

The Company acknowledges the Staff’s comment, and in future filings, will include in the second signature block the signature of our principal accounting officer in his individual capacity.

* * * * * *

Finally, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

September 25, 2012

If the Staff has any further questions or comments regarding the information in this letter, kindly contact the undersigned.

Sincerely,

/s/ Vincent Palazzolo
Vincent Palazzolo
Chief Financial Officer